Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269346

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated February 7, 2024)

MSP RECOVERY, INC.

50,000,000 Shares of Class A Common Stock

This prospectus supplement no. 1 amends and supplements the prospectus dated February 7, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-269346). This supplement incorporates into our Prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on March 4, 2024.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling stockholders identified below, or their permitted transferees, of up to 50,000,000 shares of our Class A Common Stock, par value $0.0001 per share that we may issue and sell to YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville” or the “Selling Securityholder”) fund managed by Yorkville Advisors Global, LP from time to time after the date of this prospectus, pursuant to the Standby Equity Purchase Agreement (the “Yorkville SEPA”) dated November 14, 2023, entered into with Yorkville. See the section entitled “Yorkville Facility” for a description of the Yorkville SEPA and the section entitled “Selling Securityholder” for additional information regarding the Selling Securityholder.

Yorkville Facility

The shares of our Class A Common Stock being offered by Yorkville have been and may be issued pursuant to the Yorkville SEPA. Under the Yorkville SEPA, the Company agreed to issue and sell to Yorkville, from time to time, and Yorkville agreed to purchase from the Company, up to $250 million of the Company’s Class A Common Stock. The Company shall not affect any sales under the Yorkville SEPA, and Yorkville shall not have any obligation to purchase shares of our Class A Common Stock under the Yorkville SEPA, to the extent that after giving effect to such purchase and sale: (i) Yorkville would beneficially own more than 9.99% of the Company’s Class A Common Stock at the time of such issuance (the “Ownership Limitation”), or (ii) the aggregate number of shares of Class A Common Stock issued under the Yorkville SEPA together with any shares of Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 27,701,530 shares of Class A Common Stock, which is 19.99% of the aggregate number of shares of outstanding voting Common Stock as of November 14, 2023 (the “Exchange Cap”). As a result of (i) and (ii) above, the Company may not have access to the full $250 million amount available under the Yorkville SEPA.

In connection with the Yorkville SEPA, and subject to the conditions set forth therein, Yorkville agreed to advance us an aggregate principal amount of up to $15.0 million through three pre-paid advances of $5.0 million (each a “Pre-Paid Advance”) evidenced by convertible promissory notes (the “Convertible Notes”) to be issued to Yorkville at a purchase price equal to 95.0% of the principal amount of each Pre-Paid Advance. On November 15, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million, and on November 16, 2023, Yorkville funded the first Pre-Paid Advance to us in the principal amount of $5.0 million. On December 11, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million, and Yorkville funded the second Pre-Paid Advance to us in the principal amount of $5.0 million. Pursuant to the terms of the Yorkville SEPA, the third Pre-Paid Advance shall be in an amount of $5.0 million and shall be advanced on or about March 5, 2024. Interest shall accrue on the outstanding balance of any Convertible Note at an annual rate equal to 5.0%, subject to an increase to 18% upon an event of default as described in the Convertible Notes. The maturity date of each Convertible Note will be March 31, 2025, and may be extended at the option of Yorkville. Yorkville may convert the Convertible Notes into shares of our Class A Common Stock at a conversion price equal to the lower of: (A)(i) with respect to the initial Convertible Note issued on November 14, 2023, $8.0225, (ii) with respect to the second Convertible Note issued on December 11, 2023, $3.7136, and (iii) with respect to the Convertible Notes to be issued at the closing of each subsequent Pre-Paid Advance, a price per share equal to 120% of the daily volume weighted average price (“VWAP”) of the common stock on Nasdaq on the last trading day prior to the issuance of such Convertible Note, or (B) 95% of the lowest daily VWAP during the seven consecutive trading days immediately preceding the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than $1.2860 (the “Floor Price”). Yorkville, in its sole discretion and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the Yorkville SEPA requiring the issuance and sale of shares of Class A Common Stock to Yorkville at a price per share equivalent to the Conversion Price as determined in accordance with the Convertible Notes in consideration of an offset to the Convertible Notes (“Yorkville Advance”). Yorkville, in its sole discretion, may select the amount of any Yorkville Advance, provided that the number of shares issued does not cause Yorkville to exceed: (i) the Ownership Limitation, (ii) the Exchange Cap, or (iii) the number of shares registered pursuant to this Registration Statement. Any amounts payable under a Convertible Note will be offset by such amount sold pursuant to a Yorkville Advance.

The shares of Class A Common Stock will be sold to Yorkville pursuant to the Yorkville SEPA at the election of the Company as specified in the Advance Notice and at a per share price equal to: (i) 98% of the Market Price (as defined below) for any period commencing on the receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Class A common stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Class A common stock on the Nasdaq during the Option 2 Pricing Period. In addition, provided that there is a balance outstanding under the Convertible Notes, shares of Class A Common Stock may also be sold to Yorkville pursuant to the Yorkville SEPA at the election of Yorkville, pursuant to a Yorkville Advance.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Class A Common Stock by Yorkville, and any discounts, commissions, or concessions received by Yorkville, are deemed to be underwriting discounts and commissions under the Securities Act. Yorkville may offer and sell the securities covered by this prospectus from time to time. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities.

The registration of securities covered by this prospectus does not mean that Yorkville will offer or sell any of the shares of our Class A Common Stock. Yorkville may offer, sell, or distribute all or a portion of their shares of Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock by Yorkville pursuant to this prospectus. However, we expect to receive proceeds from sales of Class A Common Stock that we may elect to make to the Selling Securityholder pursuant to the Yorkville SEPA, if any, from time to time in our discretion. See “Committed Equity Financing” for a description of how the price we may sell shares of Class A Common Stock to the Selling Securityholder is calculated pursuant to the Yorkville SEPA. We provide more information about how the Selling Securityholder may sell or otherwise dispose of the shares of our Class A Common Stock in the section entitled “Plan of Distribution.”

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “LIFW,” “LIFWZ,” and “LIFWW.” On March 1, 2024, the closing price of Common Stock was $1.03 per share, the closing price of our Public Warrants was $0.0588 per warrant and the closing price of our New Warrants was $0.0048 per warrant.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2022, filed with the SEC on July 27, 2023, incorporated herein by reference.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 4, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 1, 2024

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

2701 Le Jeune Road Floor 10 Coral Gables, Florida		33134
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	LIFW	The Nasdaq Global Market

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $287.50 per share	LIFWW	The Nasdaq Global Market

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $0.0025 per share	LIFWZ	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On March 3, 2024, MSP Recovery, Inc. (the "Company") issued a press release announcing that it entered into a settlement agreement with certain affiliated auto insurers.

A copy of the Company's press release announcing the settlement agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

1.
Exhibits

Exhibit Number	Description

99.1	Press Release dated March 3, 2024
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: March 4, 2024

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel

LifeWallet Announces a Comprehensive Settlement with 28 Affiliated Property and Casualty Insurers, Benefiting LifeWallet’s Medicare Clients Across the U.S.

Coral Gables, FL, March 3, 2024. MSP Recovery, Inc. d/b/a LifeWallet (NASDAQ: LIFW) (“LifeWallet” or “the Company”) announces a comprehensive settlement with 28 affiliated property and casualty insurers (“P&C Insurers”) that, in addition to settling existing claims, establishes a going-forward process to collaboratively and timely resolve future claims, as well as share important historical data that is expected to enhance LifeWallet’s claims reconciliation capabilities, benefiting its Medicare clients across the mainland U.S. and Puerto Rico. The settlement includes:

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The P&C Insurers’ agreement to provide ten years of historical data (identifying all claims processed from January 1, 2014, through the present) and data sharing of future claims, extending out for one year, assisting LifeWallet in reconciling its current and future assigned Medicare claims;
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The P&C Insurers’ Implementation of LifeWallet’s coordination of benefits clearinghouse solution;
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A 5-year agreement to resolve cooperatively, or through binding mediation, relevant Medicare claims (liens) that LifeWallet owns today and in the future;
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The P&C Insurers’ agreement that they are primary payers for any unreimbursed Medicare lien that LifeWallet identifies from data sharing, and the P&C Insurers’ agreement to assign all rights to collect against other third parties that either failed to pay liens or collected twice from Medicare funds and the P&C Insurers; and
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A cash payment from the P&C Insurers to LifeWallet to settle existing historical claims (amount subject to confidentiality).

Settlement Significance

This settlement agreement is the result of LifeWallet’s more than ten-year commitment to revolutionize the fragmented healthcare reimbursement system with data-driven solutions, utilizing its extensive legal infrastructure to enforce Primary Payer obligations (from mostly property and casualty insurers), through years of federal and state litigation. The settlement creates an environment where Secondary Payers, such as health insurance plans and healthcare providers, discover Medicare liens owed to them and recover conditional payments from responsible primary plans, such as property and casualty insurers. As described by a federal appellate judge, when Secondary Payers “recover efficiently from Primary Payers, the Medicare Trust Fund does achieve cost savings.”

LifeWallet is of the opinion the settlement demonstrates proof of concept that can potentially be replicated with other Primary Payers. However, LifeWallet notes that this settlement is not a guarantee that LifeWallet’s portfolio of assigned claims (owed by other Primary Payers) can be settled with the same or similar terms. The settlement value is a combination of monetary and non-monetary considerations, with the non-monetary considerations involving LifeWallet obtaining data on all the claims that were processed and paid by the P&C Insurers, and the P&C Insurers’ assignment of rights to collect against other responsible parties. This will enhance LifeWallet’s ability to discover liens and recover payments owed, more quickly than through litigation. It also enables LifeWallet to pursue a diversified number of entities that failed to pay liens or collected twice for the same bills, both from the insurer and LifeWallet’s assignor clients.

LifeWallet Founder and CEO, John H. Ruiz, commented, “Today’s news shows LifeWallet’s significant progress in implementing our business model and commitment to achieving positive outcomes for healthcare entities across the country.” LifeWallet Co-Founder and Chief Legal Officer, Frank C. Quesada, added, “We are hopeful these collaborative efforts will pave the way for similar resolutions with other property and casualty insurers, including those currently in negotiations with LifeWallet. This benefits all stakeholders willing to work together to address issues that have plagued the healthcare industry for decades and be part of the solution to improve the healthcare system for insurers, providers, and patients alike.”

Solving An Industry Problem

The failure to follow the Medicare Secondary Payer Act (“MSP Act”) is costing taxpayers billions of dollars. The law serves to protect original Medicare, Medicare Advantage plans, and downstream entities. Medicare loses money because it “pays in the dark” and relies on Primary Payers to report information to Centers for Medicare & Medicaid Services (“CMS”). Primary Payers, however, often do not have the tools and resources in place to identify every reportable event. LifeWallet’s data matching initiatives have created transparency, enabling LifeWallet’s Secondary Payer clients to discover when a Medicare beneficiary is insured through other sources and recover reimbursements.

Historical reconciliation, assignment of P&C Insurers’ rights, and 5-year agreement to resolve unreimbursed Medicare liens, without the need for litigation

This settlement is a crucial step in addressing the systemic problems arising from incomplete reporting because the settlement requires the P&C Insurers to share ten years of historical data on first and third-party claims. The P&C Insurers have agreed that for each unreimbursed Medicare lien that LifeWallet identifies from the historical data, they will assign to LifeWallet any rights they have to collect against those third parties that either failed to pay liens or collected twice from LifeWallet’s clients (that paid with Medicare funds) and the P&C Insurer. This process further enhances LifeWallet’s ability to discover liens owed by P&C Insurers and any other third parties that had payment responsibility, and to collect on its portfolio of current claim rights.

Furthermore, the settlement sets up a five-year agreement whereby the P&C Insurers agree to either resolve cooperatively, or through binding mediation, any future rights to unreimbursed liens, providing a structured process to work through lien repayment on a timely basis, without the need for costly and inefficient litigation. This applies to current and future LifeWallet clients.

Working towards real-time payer-based identification through LifeWallet’s coordination of benefits clearinghouse

Utilizing LifeWallet’s unique payer-based knowledge, artificial intelligence (“AI”) and blockchain-based LifeChain integrations, LifeWallet has developed a comprehensive coordination of benefits clearinghouse. This builds upon the Company’s previously announced initiatives: “MSP Recovery and Palantir to Transform Connectivity Across the U.S. Healthcare System” and “LifeWallet Announces Significant Enhancements to LifeWallet Health with Advanced Tools for Providers and Patients.” Through the seamless convergence of information technology and direct Application Programming Interface (“API”) and/or similar data transfer protocols, LifeWallet’s clients and Primary Payers can efficiently coordinate benefits. This integrated offering creates transparency and efficiency in claims reconciliation. Traditional methods that rely on Primary Payers to report to Medicare are flawed because Primary Payers often lack the necessary tools, resources, and data points to comply with the stringent data field requirements imposed by CMS. A direct data connection allows for more efficient communication of payments and coordination of recovery efforts when conditional payments are made.

This technology creates a substantial advancement in benefits management, coordination of insurance coverage, and claims resolution between parties. LifeWallet’s ability to identify and coordinate benefits for medical claims will give its clients a significant payment reconciliation advantage over the rest of the industry. This also allows patients to gain access (with proper security protocols) to their claims data, which will provide clarity into what was billed, who originated the bill, and which payer(s) made payment(s). David Simmons, who has held several MSP policy roles at CMS and founded healthcare consulting firm, Ten One Strategies, commented on the LifeWallet coordination of benefits clearinghouse, saying, “Having all parties coordinate early in the process demonstrates that payer coordination can be an efficient and proactive partnership.”

LifeWallet’s Business Model

Since its founding in 2014 as MSP Recovery, LifeWallet has aimed to disrupt the antiquated healthcare reimbursement system with data-driven solutions, utilizing advanced technology and extensive legal expertise to recover reimbursements for Medicare, Medicaid, and commercial entities.

LifeWallet Founder and CEO, John H. Ruiz, who worked with LifeWallet’s counsel, Charlie Whorton, to achieve this settlement resolution, said, “This settlement encompasses the two most important concepts that LifeWallet set out to resolve — discover conditional payments and recover reimbursement from primary payers. While some insurers have failed to follow the law and been uncooperative, we commend those insurers that have stepped up to the plate to do what is required.” Ruiz continued, “Our goal has been to create a more compliant and transparent environment, where secondary payers and primary plans are coordinating and sharing information. Such an environment ultimately serves to preserve the Medicare Trust Funds.”

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “plan” and “will” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts, including for example statements regarding potential future settlements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance or results and actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by the Company herein speaks only as of the date made. New risks and uncertainties come up from time to time, and it is impossible for the Company to predict or identify all such events or how they may affect it. the Company has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause these differences include, but are not limited to, the Company’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; the inherent uncertainty surrounding settlement negotiations and/or litigation, including with respect to both the amount and timing of any such results; the success of the Company's scheduled settlement mediations; the validity of the assignments of claims to the Company; negative publicity concerning healthcare data analytics and payment accuracy; and those other factors included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed by it with the SEC. These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

About LifeWallet

Founded in 2014 as MSP Recovery, LifeWallet has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries from responsible parties. LifeWallet provides comprehensive solutions for multiple industries including healthcare, legal, education, and sports NIL, while innovating technologies to help save lives. For more information, visit: LIFEWALLET.COM

Contact

Media:

ICR, Inc.

lifewallet@icrinc.com

Investors:

Investors@LifeWallet.com